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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  First Union Real Estate Equity and Mortgage
Investments

Title of Class of Securities: Shares of Beneficial Interest

CUSIP Number: 337400105

  (Date of Event Which Requires Filing of this Statement)

                     February 19, 1999

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP Number: 337400105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:



6.  Shared Voting Power:

          2,159,800 (includes 1,550 calls exercisable into 155,000 shares)

7.  Sole Dispositive Power:



8.  Shared Dispositive Power:

          3,657,700 (includes 1,550 calls exercisable into 155,000 shares)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          3,657,700 (includes 1,550 calls exercisable into 155,000 shares)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares



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11. Percent of Class Represented by Amount in Row (9)

          11.6%

12. Type of Reporting Person

          IA, CO











































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CUSIP Number: 337400105

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

          Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:

           279,900

6.  Shared Voting Power:

          2,159,800 (includes 1,550 calls exercisable into 155,000 shares)

7.  Sole Dispositive Power:

           279,900

8.  Shared Dispositive Power:

          3,657,700 (includes 1,550 calls exercisable into 155,000 shares)

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

          3,937,600 (includes 1,550 calls exercisable into 155,000 shares)

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares



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11. Percent of Class Represented by Amount in Row (9)

          12.5%

12. Type of Reporting Person

          IN











































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Item 1(a) Name of Issuer:  First Union Real Estate Equity
          and Mortgage Investments

      (b) Address of Issuer's Principal Executive Offices:

          55 Public Square
          Suite 1910
          Cleveland, Ohio  44113

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Magten Asset Management Corp.
          Talton R. Embry
          35 East 21st Street
          New York, New York  10010

          Magten Asset Management Corp. - Delaware corporation

          Talton R. Embry - United States citizen

    (d)   Title of Class of Securities:  Shares of
          Beneficial Interest

    (e)   CUSIP Number: 337400105

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee




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             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

Item 4.  Ownership.

         (a) Amount Beneficially Owned: 3,657,700 shares (includes 1,550 calls exercisable into 155,000 shares) owned by Magten Asset Management Corp.; 3,937,600 shares (includes 1,550 calls exercisable into 155,000 shares) owned by Talton R. Embry.

         (b) Percent of Class: 11.6% by Magten Asset
             Management Corp.; 12.5% by Talton R. Embry.

         (c) Magten Asset Management Corp.: 2,159,800 shares (includes 1,550 calls exercisable into 155,000 shares) with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 3,657,700 shares (includes 1,550 calls exercisable into 155,000 shares) with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of

             Talton R. Embry:  2,159,800 shares (includes
             1,550 calls exercisable into 155,000 shares) with shared power to vote or to direct the vote; 279,900 shares with sole power to vote or to direct the vote; 3,657,700 shares
             (includes 1,550 calls exercisable into 155,000 shares) with shared power to dispose or to



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             direct the disposition of;  279,900 shares with
             the sole power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class.

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         Magten's investment advisory clients have the right to receive dividends from the Securities to which this Schedule 13G relates.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.










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         After reasonable inquiry and to the best of my
         knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           MAGTEN ASSET MANAGEMENT CORP.

                               /s/ Talton R. Embry
                           By:
                                  Talton R. Embry
                                  Managing Director

         Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           /s/ Talton R. Embry
                           _________________________
                              Talton R. Embry




March 25, 1999
______________
   Date
















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                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

March 25, 1999 relating to the Common Stock of First Union

Real Estate Equity and Mortgage Investments shall be filed

on behalf of the undersigned.


                           MAGTEN ASSET MANAGEMENT CORP.

                               /s/ Talton R. Embry
                           By:
                                  Talton R. Embry
                                  Managing Director

                               /s/ Talton R. Embry
                               _________________________
                                  Talton R. Embry






























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